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NEWS
                                                CARPENTER

                                                Carpenter Technology Corporation
                                                P.O. Box 14662
                                                Reading, Pennsylvania 19612-4662

                                                 Contact:    Robert J. Dickson
                                                             Treasurer
                                                             (610) 208-2166

IMMEDIATE RELEASE

                       CARPENTER EXTENDS EXPIRATION DATE
                              OF OFFER FOR TALLEY

     Reading, PA (October 28, 1997) - Carpenter Technology Corporation (NYSE:CRS) announced today that it will extend the expiration date of its tender offer for outstanding common and preferred shares of Talley Industries, Inc. (NYSE:TAL). The offer will be extended from midnight (EST) Thursday, October 30 to midnight (EST) Thursday, December 4, 1997.

     Carpenter announced October 20 that the U.S. Department of Justice had requested additional information related to the pending acquisition, as part of its review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The tender offer extension announced today reflects the time estimated to respond to this request and the subsequent review period allowed the Justice Department under the Act, according to John R. Welty, vice president, general counsel and secretary at Carpenter.

     Carpenter initiated a tender offer for Talley October 2 at a price of $12 per share of common stock, $11.70 per share of Series A convertible preferred stock and $16 per share of Series B convertible preferred stock. The offer is contingent upon shares representing a majority of the voting power of Talley stock being tendered and upon other customary contingencies, including expiration of the Hart-Scott-Rodino waiting period.



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Page2/Carpenter

     As previously announced, Carpenter has completed the arrangements for financing the transaction with four banks.

     Carpenter, headquartered in Reading, Pa., manufactures and distributes specialty materials, including stainless steel, titanium and other specialty alloys, and various engineered products. In recent years, the company has embarked on a growth strategy that entails expanding metals manufacturing capacity, increasing international sales and diversifying into related specialty materials technologies. Talley's stainless steel products group would provide Carpenter with additional manufacturing capacity and distribution outlets.

     For the first quarter of fiscal year 1998 (ended September 30, 1997), Carpenter had sales of $249.5 million, net income of $17.1 million and earnings per share on a primary basis of $.85. In fiscal year 1997 (ended June 30, 1997). Carpenter had sales of $939 million.

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